Filed by Ligand Pharmaceuticals Incorporated

Pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-6 under

the Securities Exchange Act of 1934, as amended

Subject Company: Pharmacopeia, Inc.

Commission File No: 0-50523

The following is the transcript of a conference call hosted by Ligand Pharmaceuticals Incorporated, or Ligand, on Thursday, November 6, 2008 at 4:30 pm EST to discuss Ligand’s financial results for the three and nine months ended September 30, 2008. Ligand also provided a business update during the conference call.

Additional Information and Where to Find It

On October 20, 2008, Ligand filed with the Securities and Exchange Commission, or the SEC, a Registration Statement on Form S-4, which included a proxy statement of Pharmacopeia and other relevant materials in connection with the proposed transaction. The proxy statement will be mailed to the stockholders of Pharmacopeia. Investors and security holders of Pharmacopeia are urged to read the proxy statement and the other relevant materials when they become available because they will contain important information about Ligand, Pharmacopeia and the proposed transaction. The proxy statement and other relevant materials (when they become available), and any other documents filed by Ligand or Pharmacopeia with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Ligand (when they become available) by going to Ligand’s Investor Relations website at www.ligand.com. Investors and security holders may obtain free copies of the documents filed with the SEC by Pharmacopeia (when they become available) by going to Pharmacopeia’s Investor Relations page on its corporate website at www.pharmacopeia.com. Investors and security holders of Pharmacopeia are urged to read the proxy statement and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction.

Ligand and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Pharmacopeia in favor of the proposed transaction. Information concerning Ligand’s directors and executive officers is set forth in Ligand’s proxy statement for its 2008 annual meeting of shareholders, which was filed with the SEC on April 29, 2008, the annual report on Form 10-K filed with the SEC on March 5, 2008 and the current report on Form 8-K filed with the SEC on August 4, 2008.

Pharmacopeia and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Pharmacopeia in favor of the proposed transaction. Information about Pharmacopeia’s executive officers and directors and their ownership of Pharmacopeia common stock is set forth in the proxy statement for the Pharmacopeia’s 2008 annual meeting of shareholders, which was filed with the SEC on March 24, 2008. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Pharmacopeia and its respective executive officers and directors in the acquisition by reading the proxy statement of Pharmacopeia, included as a part of the Registration Statement on Form S-4, filed by Ligand with the SEC on October 20, 2008.

Forward-Looking Statements

This document contains certain forward-looking statements by Ligand that involve risks and uncertainties and reflect Ligand’s judgment as of the date hereof. Actual events or results may differ from Ligand’s expectations. For example, Ligand may not receive expected royalties on AVINZA® from King Pharmaceuticals or any other partnered products or from research and development milestones. In addition, Ligand’s partners may change their plans or timetables regarding Ligand’s partnered products and expected regulatory actions (e.g., filings, approvals, etc.) may be delayed or may not occur. Any payments expected from third parties may not be received by Ligand due to third party intellectual property or contract restrictions and any amounts received by Ligand may be subject to third party claims. Ligand may not be able to timely or successfully advance any product(s) in our pipeline, for example, LGD-4665 and LGD-4033. In addition, Ligand may have indemnification obligations to King Pharmaceuticals in connection with the sale of AVINZA. Further, Ligand may not be able to successfully or timely complete its early stage programs or any specific business or research initiative(s). In addition, Ligand may not be able to successfully implement its strategy, and continue the development of Ligand’s proprietary programs. Ligand may also be unable to successfully integrate the combined businesses following the consummation of the pending merger with Pharmacopeia. The anticipated synergies and benefits from the transaction may not be fully realized or may take longer to realize than expected. Ligand or Pharmacopeia may not have the ability to satisfy the conditions of the merger, or the merger may be otherwise delayed and/or ultimately not consummated. There can be no assurance that any product in Ligand’s, Pharmacopeia’s or the projected combined company’s product pipeline will be successfully developed or manufactured, that final results of clinical studies will be supportive of regulatory approvals required to market licensed products, or that any of the forward-looking information provided herein will be proven accurate. The failure to meet expectations with respect to any of the foregoing matters may reduce Ligand’s stock price. Additional information concerning these and other risk factors affecting Ligand’s business can be found in prior press releases available via www.ligand.com, www.nasdaq.com as well as in Ligand’s public periodic filings with the Securities and Exchange Commission at www.sec.gov including Ligand’s recent filings on Forms 10-K and form 10-Q, or in information disclosed in public conference calls, the date and time of which are released beforehand. Ligand disclaims any intent or obligation to update these forward-looking statements beyond the date hereof. This caution is made under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.

[Transcript from Investor Conference Call held on November 6, 2008]

MANAGEMENT DISCUSSION SECTION

Operator: Good afternoon. I’ll now like to turn the call over to Erika Luib, Investor Relations.

Erika Luib, Investor Relations

Thanks, Jennifer. Welcome to Ligand’s Third Quarter Financial Results and Business Update Conference Call. Speaking today for Ligand are John Higgins, President and CEO; and John Sharp, Vice President of Finance and CFO.

Before we begin, I would like to remind everyone that today’s call will contain forward-looking statements within the meaning of Federal securities laws. These may include, but are not limited to, statements regarding intent, belief, or current expectations of the company, its internal and partner programs and its management.

These statements involve risk and uncertainties and actual events or results may differ materially from the projections described in today’s third quarter press release and this conference call due to various factors, including but limited to failure of Pharmacopeia’s stockholders to approve the merger, Ligand’s or Pharmacopeia’s inability to satisfy the conditions of the merger, or if the merger is otherwise delayed or ultimately not consummated, and a failure of the combined businesses to be integrated successfully.

Additional information concerning risk factors and other matters concerning Ligand and Pharmacopeia, can be found on their most recently filed annual reports on Form 10-K, as well as their other public periodic filings with the Securities and Exchange Commission, which are available at www.sec.gov.

The information in this conference call related to projections or other forward-looking statements represents the company’s best judgment as of today, November 6, 2008. Ligand undertakes no obligation to revise or update any statements to reflect events or circumstances after the date of this conference call.

At this time, I’ll turn the conference call over to John Higgins. John?

John L. Higgins, President and Chief Executive Officer

Erika, thank you. Good afternoon and thank you, everyone, for joining us. I’d like to start by providing an update on the Pharmacopeia acquisition and then discuss the recent progress on our partners and internal development programs.

On September 24th we announced that Ligand had entered into a definitive merger agreement to acquire Pharmacopeia. The process of closing the acquisition is on track and we anticipate closing by January 2009 and are working toward possibly closing before year-end. Last week Ligand was granted by the federal regulators early termination of the waiting period required under the Hart-Scott-Rodino antitrust law. Now, until then we’re continuing with integration planning to the extent possible.

I just want to review, as we’ve discussed in the past, the four main factors that attracted us to Pharmacopeia. First, a substantial number of royalty partnerships with leading pharmaceutical companies in various stages of development; second, a strong drug discovery platform; third, additional assets that we believe have partnership potential. As you know at Ligand we have a goal to enter one licensing deal per year and Pharmacopeia’s pipeline provides more opportunities for us to drive value through licensing. And finally of course, they will bring us cash and tax assets.

We’re excited about the opportunities this acquisition will bring to build shareholder value by expanding our pipeline and leveraging our research capabilities. We view Pharmacopeia and

Ligand to be a perfect fit. The two companies — both have a strong research and drug discovery heritage, and by eliminating redundant administrative costs and having tight spending discipline, we can drive the company with a diverse array of royalty assets that is built upon a strong research platform.

Now switching gears to Ligand’s partner programs, I’ll start with an update on GSK and PROMACTA. GlaxoSmithKline announced in September that the FDA continues to review the PROMACTA NDA, and we remain optimistic about the prospects for the drug’s approval. In May, the FDA’s ODAC Panel voted unanimously, 16 to 0, that PROMACTA demonstrated a favorable risk benefit profile for the short-term treatment of patients with chronic ITP.

GSK filed the first NDA for the drug for the short-term treatment of ITP at the end of last year. In addition to ITP, GSK has several other trials underway as well with the drug, including two phase III studies for hepatitis-C and multiple phase II trials for CIT and a phase I trial in sarcoma. Clearly, GSK is making a major commitment to advancing the development of this drug. GSK also expects MAA and NDA submission for the long-term treatment of ITP by the end of 2008.

Switching gear as far as selective estrogen receptor modulators, or SERMs, we have partnerships with both Pfizer and Wyeth. To start with Pfizer, the FDA has extended the review period for their NDA through January 2009, so they can fully analyze the completed five-year data from the pivotal PEARL trial for FABLYN. In September the FDA panel gave a positive 9 to 3 vote that there is a population of post-menopausal woman with osteoporosis in which the benefit of treatment with FABLYN is likely to outweigh the risks. We are encouraged by the panel outcome and with Pfizer’s progress with the FDA and believe their long-term data is compelling.

Moving on to the Wyeth SERM program, their drug VIVIANT, which is a mono-therapy bazedoxifene, received a third FDA approval letter for osteoporosis in May of 2008. Wyeth expects to file a complete response with the FDA by the first half of 2009. Wyeth also expects to file an initial NDA in the second half of 2009 For APRELA, which is bazedoxifene in combination with Premarin.

And now shifting to our internal programs, we are on track for submitting an IND this quarter for LGD-4033, that is our lead candidate in our SARM program. Our SARM program focuses on selective androgen receptor modulators. Now, androgens have an important role in bone and muscle development and SARM has the desirable effects of testosterone without its undesirable effects such as hypertrophy of the prostrate in men, and virilization in woman. SARM [inaudible] utility in treating patients with aging-related frailty, osteoporosis, cancer cachexia, as well as sexual dysfunction. We believe the potential for this type of a therapeutic is very substantial. This is an important program for Ligand and an area to watch in the pharmaceutical space.

In regard to our EPO program we’ve completed several phase I pharmacology studies for LGD-4665 this year, to further define drug activity in healthy volunteers. Also we’re currently conducting a 24-patient double blind placebo-controlled phase II trial to evaluate the safety and efficacy of the drug in adult patients with ITP.

Ligand intends to present data from its phase I studies at the American Society of Hematology Conference in December of 2008, as well as announce preliminary interim information from our ongoing phase II ITP trial.

Ligand has made progress preparing to initiate a study in MBS with the drug, for treatment-induced therapy thrombocytopenia and is completing animal safety studies to support initiation of other potential human studies as well.

Switching gears again, we also continue to make progress advancing our drug discovery activities for our EPO Mimetic Program. Given our success in developing orally active small molecule TPO Mimetic, we believe that expertise can translate into our EPO Mimetic program as well. We’re now in the stage of drug discovery in EPO program with the goal of identifying and optimizing a lead compound sometime next year.

In summary, our partnered and internal programs continue to make progress and the Pharmacopeia acquisition is on track to close in the near term, subject to vote by Pharmacopeia’s shareholders.

At this time, I’ll like to turn it over to John Sharp, our CFO.

John P. Sharp, Vice President, Finance and Chief Financial Officer

Thank you, John. Jumping right into things, our total revenues for the third quarter of 2008 were $5.2 million compared with $5.5 million for the third quarter of 2007. Third quarter 2008 revenues consist entirely of royalty income from King Pharmaceuticals for AVINZA sales, while the 2007 revenues include the AVINZA royalties as well as a $300,000 milestone payment received from Wyeth.

Research and development expenses in the third quarter of 2008 were $5.2 million, compared with $9.8 million in the third quarter of 2007. The decrease in expenses is primarily due to reduced head count-related costs as a result of our restructuring in the fourth quarter of 2007, as well as lower outside research costs related to our TPO program.

General and administrative expenses in the third quarter were $5.9 million, compared with $4.9 million in the third quarter of 2007. The increase in expenses is due to higher legal costs associated with our ongoing litigation and recently settled arbitration, partially offset by lower head count-related costs as a result of our restructuring and lower occupancy costs as a result of vacating one of our buildings.

The loss from continuing operations for the third quarter of 2008 was $9.1 million or $0.10 per share, compared to a loss from continuing operations of $4.9 million or $0.05 per share for the third quarter of 2007.

During the third quarter of 2008 we reported a loss from discontinued operations of $9 million or $0.09 per share, compared with income from discontinued operations of $6.1 million or $0.06 per share in the third quarter of 2007. The loss from discontinued operations for the third quarter of 2008 includes $13 million related to our recent settlement with the Salk Institute.

Our total net loss for the third quarter of 2008 was $18.1 million or $0.19 per share, compared with total net income of $1.2 million or $0.01 per share for the third quarter of 2007.

As of September 30th, cash, cash equivalents, short-term investments and restricted investments totaled $72.5 million. In addition, approximately $10.2 million of cash is held in a trust account to support potential indemnifiable claims on behalf of certain current and former members of Ligand’s Board of Directors.

Affirming our previous 2008 revenue forecast, Ligand expects to receive approximately $20 million in royalty revenue for the full year from King Pharmaceuticals for sales of AVINZA, as well as a potential $2 million milestone payment associated with the approval of the pending PROMACTA NDA.

For the fourth quarter of 2007, we anticipate total operating costs will be between $9 and $10 million, including stock-based compensation and $0.5 million of amortization of deferred gain on sale-leaseback. With that, I will turn the call back over to John.

John L. Higgins, President and Chief Executive Officer

Thank you. Just in closing, we operate Ligand with staunch spending discipline, which will continue following the close of our merger with Pharmacopeia. We are entering a transforming period for Ligand, and we anticipate closing on a valuable strategic merger that substantially diversifies our business and we could realize new royalties from multiple products in 2009. We know it’s a tough equity environment but we do thank you for your support and look forward to giving you additional updates.

Now before we take questions, I will remind you some of the news highlights we expect to see from our partners and from Ligand in the near term. Of course we’re eagerly awaiting approval on PROMACTA, GSK’s drug to treat ITP, and also by year-end GSK plans to submit an MAA in Europe and an NDA in the U.S. for the long-term treatment of ITP.

We are planning to have data from — for LGD-4665 at the upcoming ASH Conference in December. We are on track for an IND submission by year-end for our lead SARM compound. Pfizer’s PDUFA date for FABLYN is now January 2009, and Wyeth expects to file a complete response for VIVIANT in the first half of next year.

Finally, next week I will be in New York with Pharmacopeia’s management at the Rodman & Renshaw Banking Conference and I look forward to seeing many of you at that event.

With that — thank you. With that we’ll turn it over for questions.

QUESTION AND ANSWER SECTION

Operator: [Operator Instructions] Your first question comes from Derek Jellinek.

<Q>: Oh, hi guys. This is actually Andrew Sohnen for Derek. Just a quick question on PROMACTA. Looking at the filing strategy for GSK and sort of the long-term use, I know there was a lot of talk coming out of the FDA panel meeting and sort of panel members thought, short, long term use, there wasn’t really a difference because of the concern of the rebound effect. I was wondering if you could comment on — can we read anything into this GSK filing strategy of the chronic use and has it been affected by the back and forth between GSK and the agency over the current NDA? Thanks.

<A – John Higgins>: Yeah. Andrew, thank you. Well, I will open by saying that we really don’t have any insight direct in terms of the dialogue between GSK and of the FDA, as you suggested back and forth. So, we can’t comment on that directly.

As far as the filing strategy, just as background, GSK filed December of last year off of one pivotal trial. The initial endpoint was a six-week period of evaluation and [inaudible] that they have an agreement from that FDA that they could file with one pivotal trial. All along there was a second pivotal trial that was a six-month study and that study, while it wasn’t included in the original NDA, the expectation was that would be submitted once that study was finished up.

So, it wasn’t so much a change in regulatory strategy, all along GSK expected, as they did, to file with just one study. And we anticipate that there will be data available from the second study over the next several months. We don’t know exactly when or how that will be made available, but it’s our estimate that that study is finished at this time.

<Q>: Okay. And then I guess the question kind of had to do with, after the meeting in June, I think there was some thinking that the agency may be a little bit more lenient based on the discussions at the panel meeting with the label, something similar to enplay, even though the short-term data was all that the agency had available. I guess, could you comment on the possibility for that if you think that could be possible? Or if a label would likely be for the short-term use only and then amended sometime next year?

<A – John Higgins>: Right, yeah. A good question. I think a couple of comments that we pulled out of the, that panel discussion which you might be referencing, is the sense that six weeks treatment or six months, that really is all fairly short-term, acknowledging that these patients have chronic ITP and may be treated for years, three, five years or longer, so.

At the same time there was a fairly strong sentiment that the drug appears to be very efficacious, it has a good safety profile and there’s a real medical need for treatment to help boost platelets. So, as far as what the FDA and GSK will conclude as far as the label, it’s everybody’s open interpretation, but clearly by GSK’s filing and their persistent interaction with the FDA, they believe the drug could be approved with the existing filing and we are eager to see when it gets approved and then I’ll see what the nature of that label is.

<Q>: All right. And, lastly, I know you guys have kind of been taken down with the broader market here, and just looking at the Pharmacopeia acquisition, we had kind of placed the floor at the $1.65 per share level. Is there any concern on your end, shares trading at or a little bit below that now, that Pharmacopeia shareholders may not be as accepting of the deal?

<A – John Higgins>: Yeah, a fair question. I cannot estimate how Pharmacopeia’s shareholders are thinking to approve this. What I can say is that while there is an opportunity for Pharmacopeia’s Board to opt out of the deal if Ligand’s stock is below $1.65, the two perspectives I can offer is, one, we have not received any indication that Pharmacopeia’s Board would do that.

In fact, every single [inaudible] I’ve received is that they are still excited about this transaction and very committed to it. And as to Pharmacopeia’s shareholders, while it is a very difficult equity environment, the rationale for combining these companies is very compelling.

Post-close we’ll have a company that is well-capitalized, that will not have a need to go to Wall Street for financing, that will have several lucrative near-term news events if these drugs are approved, and we’ll be able to operate with lower combined pro-forma expenses. There’s a lot redundant administrative and public company expenses, not to mention we can really focus and be disciplined on what we choose to fund as a corporation.

So, again in summary, we’ll be well-capitalized, we’ll have some lucrative assets and, particularly in this equity environment, we’ll be able to very adroitly manage our asset base working through this market environment.

I am actually very excited about Ligand’s core business. Obviously, I can’t control the stock price or the macro markets, but fundamentally I think we’re running a very good business. We have a solid handle on our operations. And as I mentioned in my prepared remarks, Pharmacopeia is a very good fit with our business and we think we’ll be an exciting company for Pharmacopeia’s shareholders to be owners in.

<Q>: All right. Thanks.

Operator: [Operator Instructions] There are no further questions.

John L. Higgins, President and Chief Executive Officer

Okay. Well, Andrew, thank you, appreciate your interest. There are a number of people on the call, new names and a number of analysts as well. We really do appreciate people’s interest. I know it’s a very busy day with a lot of other earnings calls.

As I said I’ll be on the road next week with the management of Pharmacopeia. And, again, we look forward to giving you updates as the next few months unfold. Thank you very much.

Operator: This concludes today’s conference call. You may now disconnect.